Via Facsimile and U.S. Mail
Mail Stop 6010

April 20, 2009

Marc D. Hamburg
Senior Vice President & Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnum Street
Omaha, Nebraska 68131

Re: Berkshire Hathaway Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-14905

Dear Mr. Hamburg:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Other-than-temporary impairments, page 41

1. Please expand your disclosure to clarify the facts and circumstances that resulted in your decision to record an Other-than-temporary impairment of $1.8 billion on

the "certain equity securities".   Disclose the specific factors you used in determining whether impairments on equity securities are temporary or other-than-temporary.   Refer to FSP FAS 115-1 and FSP FAS 124-1.

Derivative contract liabilities, page 50

2. You disclose that you use bid/ask spread pricing data as the basis to determine the fair value of most credit default contracts. Please quantify the extent to which this information is used and explain how the information is obtained and used in developing fair value. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:
   a. The number of bid/ask spread pricing data you generally obtained, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements. Please be sure to address how this is done as contracts age towards expiration;
   b. Whether, and if so, how and why, you adjusted the pricing data you obtained;
   c. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157.

3. Please expand your disclosure to quantify the adjustments to the fair value of your derivative liabilities due to your own non-performance risk and how such adjustments where determined.

4. As it pertains to equity index put option contracts, please disclose the discount, dividend rate and weighted average volatility for all periods presented.

Item 8. Financial Statements and Supplementary Data

Notes To Consolidated Financial Statements

(3) Investments in fixed maturity securities, page 68

5. It appears from your disclosure on page 68 that you are holding $2.7 billion in Auction Rate Securities at December 31, 2008. Please disclose how you have determined the fair value of such investments, what Level they are classified in under SFAS 157 and whether you have recorded any unrealized loss or other-than-temporary loss on them in 2008.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3387.

Sincerely,

Carlton Tartar
Accounting Branch Chief